

June 3, 2014

Via E-mail
Mr. Mark Langer
Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, FL 33179

>       **Re:    Equity One, Inc.**
>               **Form 10-K for the year ended December 31, 2013**
>               **Filed on March 3, 2014**
>               **File No. 001-13499**

Dear Mr. Langer:

    We have reviewed your response letter dated May 20, 2014 and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 6. Selected Financial Data, page 30

1) We have reviewed your response to our prior comment 1. In future filings, please revise your disclosure to present FFO on a consistent and comparable basis.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant